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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2005

Commission File Number: 001-31561

WHEATON RIVER MINERALS LTD.
1560-200 Burrard Street
Vancouver, British-Columbia
V6C 3L6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON RIVER MINERALS LTD.
January 24, 2005
	By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer

NEWS RELEASE
WHEATON RIVER MINERALS LTD. Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Ph: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
January 24, 2005	American Stock Exchange: WHT

Goldcorp Bid for Wheaton River Extended to February 14, 2005
Goldcorp Rejects Glamis Offer and Reaffirms Wheaton River Transaction

Vancouver, British Columbia: January 24, 2005 — Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that the take-over bid made by Goldcorp Inc. for all of the common shares of Wheaton River on the basis of 0.25 of a Goldcorp common share for each Wheaton River common share has been extended to 5:00 p.m. (Vancouver time) on February 14, 2005.

The board of directors of Goldcorp has recommended that Goldcorp shareholders reject the unsolicted offer for Goldcorp by Glamis Gold Ltd. and that Goldcorp shareholders vote in favour of the Wheaton River transaction. As described in Goldcorp's take-over bid circular mailed to Wheaton River shareholders in December 2004, Goldcorp's bid is conditional on Goldcorp shareholder approval. The Goldcorp shareholders meeting is now scheduled for February 10, 2005.

The board of directors of Wheaton River continues to recommend that Wheaton River shareholders accept Goldcorp's offer and tender their common shares to Goldcorp's offer. There is no risk for Wheaton River shareholders in tendering their shares prior to the Goldcorp shareholders meeting, as tendered shares will be returned in the event that Goldcorp's offer does not proceed.

"We are pleased that Goldcorp has reaffirmed its commitment to create the world's lowest cost, million ounce gold producer with us and rejected the Glamis offer" said Ian Telfer, Chairman and Chief Executive Officer of Wheaton River.

New Goldcorp will:

  •
  own the world class Red lake mine, one of the richest gold mines in the world;

  •
  be NYSE and TSX listed, and have significantly enhanced trading liquidity;

  •
  have a stronger financial position, providing a solid foundation for future growth;

  •
  be an increasingly diversified leading gold producer with a balanced risk profile;

  •
  have closely aligned core principles, values and strategic plans; and

  •
  be guided by Wheaton River's highly experienced and proven management team, which will continue its growth plans.

Wheaton River has retained BMO Nesbitt Burns Inc. to act as an additional financial advisor in connection with Goldcorp's offer.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for Wheaton River and Goldcorp on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Wheaton River and Goldcorp, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission. Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission. Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information. Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia V6C 3L6

Telephone: 1-800-567-6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website: www.wheatonriver.com

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SIGNATURES
Goldcorp Bid for Wheaton River Extended to February 14, 2005 Goldcorp Rejects Glamis Offer and Reaffirms Wheaton River Transaction